Exhibit 99.2

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS

 ENDED SEPTEMBER 30, 2013 AND 2012

(AMOUNTS IN CANADIAN DOLLARS)

NOVEMBER 13, 2013

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, part 4, subsection 4.3(3)(a), if an auditor does not perform a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.  The accompanying condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

NORTHCORE TECHNOLOGIES INC. Condensed Interim Consolidated Statements of Financial Position As at September 30, 2013 and December 31, 2012 (Expressed in thousands of Canadian dollars) (Unaudited)
	Sept. 30,	December 31,
	2013	2012

ASSETS

CURRENT
Cash	$31	$21
Short-term investments (Note 4)	41	41
Accounts receivable	113	171
Deposits and prepaid expenses	47	51
	232	284
INVESTMENT IN JOINT VENTURES (Note 5)	151	196
CAPITAL ASSETS	10	86
INTANGIBLE ASSETS (Note 6)	904	1,058
GOODWILL (Note 7)	1,091	1,091
TOTAL ASSETS	$2,388	$2,715

LIABILITIES

CURRENT
Operating line of credit (Note 4)	$73	$33
Accounts payable	580	448
Accrued liabilities	446	197
Deferred revenue	12	56
Current portion of contingent consideration (Note 7)	76	71
Promissory note/Debentures (Note 8)	306
	1,493	805
CONTINGENT CONSIDERATION (Note 7)		63
TOTAL LIABILITIES	1,493	868

SHAREHOLDERS’ EQUITY

Share capital	118,332	118,332
Contributed surplus	4,423	4,149
Warrants (Note 9)	-	273
Stock options (Note 10)	4,216	4,099
Deficit	(126,076)	(125,006)
TOTAL SHAREHOLDERS’ EQUITY	895	1,847
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,388	$2,715

Going concern (Note 2)

See accompanying notes to unaudited condensed interim consolidated financial statements.  These unaudited condensed interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

NORTHCORE TECHNOLOGIES INC.
Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
For the Three and Nine Month Periods Ended September 30, 2013 and 2012
(Expressed in thousands of Canadian dollars, except per share amounts) (Unaudited)

	Three Months Ended Sept 30,		Nine Months Ended Sept. 30,
	2013	2012	2013	2012

Revenues (Note 11)	$193	$387	$773	$1,032

Income from GE Asset Manager, LLC (Note 5(a))	(58)	18	(3)	55
Operating expenses:
General and administrative	115	429	710	1,293
Customer service and technology	149	321	653	818
Sales and marketing	34	71	134	175
Stock-based compensation (Note 10)	-	107	117	590
Depreciation	55	12	177	37
Total operating expenses	353	940	1,791	2,913
Extra Ordinary items (Note 15 )	49		49
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$(267)	$(535)	$(1,070)	$(1,826)
LOSS PER SHARE, BASIC AND DILUTED	$(0.001)	$(0.002)	$(0.005)	$(0.008)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	234,625	234,625	234,625	232,073

See accompanying notes to unaudited condensed interim consolidated financial statements.  These unaudited condensed interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

NORTHCORE TECHNOLOGIES INC.
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
For the Nine Month Periods Ended September. 30, 2013 and 2012
(Expressed in thousands of Canadian dollars) (Unaudited)

NINE MONTHS ENDED SEPTEMBER 30, 2013

	Share Capital	Contributed Surplus	Warrants	Stock Options	Deficit	Total
Opening balance - January 1, 2013	$118,332	$4,149	$273	$4,099	$(125,006)	$1,847
Changes:
Expiry of warrants	-	273	(273)	-	-	-
Stock-based compensation	-	-	-	117	-	117
Loss for the period	-	-	-	-	(1,070)	(1,070)
Closing balance – Sept. 30, 2013	$118,332	$4,422	$-	$4,216	$(126,076)	$895

NINE MONTHS ENDED SEPTEMBER 30, 2012

	Share Capital	Contributed Surplus	Warrants	Stock Options	Deficit	Tota1
Opening balance - January 1, 2012	$117,359	$3,586	$836	$3,690	$(122,977)	$2,494
Changes:
Shares issued for acquisition of businesses	933	-	-	-	-	933
Expiry of warrants		563	(563)			-
Exercise of stock options	40	-	-	(16)	-	24
Stock-based compensation	-	-	-	590	-	590
Loss for the period	-	-	-	-	(1,826)	(1,826)
Closing balance – Sep 30, 2012	$118,332	$4,149	$273	$4,264	$(124,803)	$2,215

See accompanying notes to unaudited condensed interim consolidated financial statements.  These unaudited condensed interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

NORTHCORE TECHNOLOGIES INC. Condensed Interim Consolidated Statements of Cash Flows
For the Nine Months Ended September. 30, 2013 and 2012 (Expressed in thousands of Canadian dollars) (Unaudited)
	2013	2012

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Loss for the period	$(1,070)	$(1,826)
Adjustments for:
Income from GE Asset Manager, LLC (Note 5(a))	(3)	(55)
Stock-based compensation (Note 10)	117	590
Depreciation	177	37
Cash interest expense	-	-
Accretion of secured subordinated notes	-	-
	(779)	(1254)
Changes in non-cash operating working capital (Note 12)	394	91
	(385)	(1163)

INVESTING
Investments Dealco		(168)
Cash distribution from investment in GE Asset Manager, LLC (Note 5)	109	47
Purchase of capital assets	-	(31)
Acquisition of intangible assets	-	(105)
Acquisition of businesses, net of cash acquired	-	(97)
	109	(354)

FINANCING
Proceeds from operating line of credit (Note 4)	41	-
Proceeds from promissory note (Note 8)	245
Stock options exercised (Note 10 (c))	-	24
	286	24
NET CASH INFLOW (OUTFLOW) DURING THE PERIOD	10	(1,493)
CASH, BEGINNING OF PERIOD	21	1,760
CASH, END OF PERIOD	$31	$267

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES – See Note 12

See accompanying notes to unaudited condensed interim consolidated financial statements.  These unaudited condensed interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

NORTHCORE TECHNOLOGIES INC.
Notes to Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Periods Ended September 30, 2013 and 2012 (Expressed in Canadian dollars) (Unaudited)

1.	DESCRIPTION OF BUSINESS

Northcore Technologies Inc. (“Northcore” or the “Company”) offers award-winning intellectual property to provide innovative IP based customer solutions. Northcore's portfolio companies include
Envision Online Media Inc., a specialist in the delivery of content management solutions.

Northcore’s shares are currently traded on both the NEX (NTI.H) and the OTC Bulletin Board (OTCBB: NTLNF).  The registered office of the Company is 302 The East Mall, Suite 300, Toronto, Ontario, Canada, M9B 6C7.

2.	GOING CONCERN

While the accompanying unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption.  Financial statements are required to be prepared on a going concern basis unless management either intends to liquidate the Company or cease trading or has no realistic alternative but to do so within the foreseeable future.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations.  The continued existence is dependent on the Company’s ability to raise additional financing.  The Company cannot provide assurance that efforts to raise additional financings will be successful.

These unaudited condensed interim consolidated financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern.  If the going concern assumption were not appropriate for these unaudited condensed interim consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported net losses and the classifications used in the statements of financial position.

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
These unaudited condensed interim consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2012.  These unaudited condensed interim financial statements are in compliance with International Accounting Standard (IAS) 34, Interim Financial Reporting.  Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), have been omitted.  The preparation of these unaudited condensed interim consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates.  It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2012.

NORTHCORE TECHNOLOGIES INC.
Notes to Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Periods Ended September 30, 2013 and 2012 (Expressed in Canadian dollars) (Unaudited)

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis.  These statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012.  These statements were approved by the Board of Directors on November 13, 2013.

Principles of Consolidation
These unaudited condensed interim consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Envision Online Media Inc., Kahootkids! Inc. and ADB USA Inc.  Investments in associates and interests in joint ventures are accounted for using the equity method.  Intercompany balances and transactions are eliminated on consolidation.

Recent Accounting Pronouncements
The following accounting standards, amendments and interpretations have been issued but are not yet effective for the Company. Management is currently assessing the impact of the new standards on the Company’s accounting policies and financial statement presentation.

•
IFRS 9, Financial Instruments was issued by the IASB in October 2010 and will replace IAS 39, Financial Instruments: Recognition and Measurement.  IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39.  The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9.  The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39.  IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

4.	SHORT-TERM INVESTMENTS AND OPERATING LINE OF CREDIT

Short-term investments include a Guaranteed Investment Certificate (GIC) of $41,000 with an annual interest rate of 0.75 percent.  The short-term investment is currently used as security for the Canadian Imperial Bank of Commerce (“CIBC”) in connection with the operating line of credit.

The Company has an operating line of credit of $150,000 available with CIBC.  The line of credit bears interest at CIBC prime rate plus 1.75 percent and is due on demand.  The line of credit is secured by a GIC in the amount of $41,000, a general security agreement over the assets of the Company and a personal guarantee from a director.  The balance in the operating line of credit as at September 30, 2013 is $73,000 (December 31, 2012 - $33,000).

NORTHCORE TECHNOLOGIES INC.
Notes to Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Periods Ended September 30, 2013 and 2012 (Expressed in Canadian dollars) (Unaudited)

5.	INVESTMENT IN JOINT VENTURES

a)	Investment in GE Asset Manager, LLC
On September 23, 2003, the Company established a joint venture with GE Commercial Finance, with each entity holding a 50 percent interest in the joint venture.  The joint venture was formed as a Delaware Limited Liability Company and operates under the name of GE Asset Manager, LLC (“GEAM”).  The principal office of GEAM is located at 44 Old Ridgebury Road, Danbury, Connecticut.  Northcore provided hosting services to customers of GE through the joint venture, using IP that was owned by GE as well as IP that was owned by Northcore. Customers generally paid annually in advance for services and GE could terminate the agreement with Northcore at any time, requiring Northcore to refund all service pre-payments, support the transition to alternative service providers and be responsible for financial consequences of business interruption. Due to Northcore’s inability to financially support the continued expenses related to hosting services or refund service pre-payments, the Company sold its interest in the Joint Venture and other GE and hosting related business to a third party acceptable to GE on July 24, 2013 thereby eliminating all contingent liabilities for service interruption, avoiding refund of pre-paid services and reducing potential severance obligations to employees that transitioned with the business. Northcore maintains a continued right to use the IP that was sold in this transaction.

During the nine months ended September 30, 2013, the Company’s share of income and cash distribution from GEAM were $64,000 (September 30, 2012 - $55,000) and $109,000 (September 30, 2012 - $47,000), respectively.  The investment in GEAM had a deficit balance of $3,000 as at September 30, 2013.  The investment in GEAM balance as at December 31, 2012 was $29,000.

b)	Investment in Dealco Inc.
On July 11, 2012, the Company subscribed for a 50 percent interest in Dealco Inc. (“Dealco”) by paying $150,000 cash, with 2170773 Ontario Limited and Jety Holdings Inc., each holding 25 percent interest in the Dealco.  Dealco was incorporated under the laws of the Province of Ontario with its principal office located at 1152 Yonge Street, Toronto, Ontario.  Dealco is a Toronto based technology company servicing the daily deal and online e-commerce industries.

The Company incurred transaction costs in the amount of $17,000 and recorded as part of the initial investment.  The investment in Dealco balance as at September 30, 2013 is $167,000 (December 31, 2012 - $167,000).  There were no significant operations in Dealco during the period from inception to September 30, 2013.

6.	INTANGIBLE ASSETS

a)	Intangible assets are comprised of the following:

	December 31, 2012	Amortization	Sept. 30, 2013
		(in thousands)
Discount This Group Purchase Platform (Note 6(b))	$936	$(140)	$796
Envision Customer List (Note 6 (c)))	26	(3)	23
Envision Trade Name (Note 6 (d))	55	(4)	51
Kuklamoo Technology (Note 6 (e))	41	(7)	34
	$1,058	$(153)	$904

NORTHCORE TECHNOLOGIES INC.
Notes to Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Periods Ended September 30, 2013 and 2012 (Expressed in Canadian dollars) (Unaudited)

b)
On December 28, 2011, the Company acquired all the intellectual property of Discount This Holdings Limited (“Discount This”), commonly known as the “Group Purchase Platform”.  In consideration of this asset acquisition, the purchase price of $630,000 was satisfied by the issuance of 4,500,000 common shares of Northcore at $0.14 per share.  In addition, direct acquisition costs in the amount of $177,000, comprised of consulting, legal and filing fees, were capitalized upon this close of the transaction.  During the year ended December 31, 2012, the Company incurred direct costs in the amount of $129,000 in connection with the development and enhancement of the Group Purchase Platform.  In accordance with IAS 38, Intangible Assets, the direct costs were capitalized. The balance of the Discount This Group Platform as at December 31, 2012 was $936,000.

During the quarter ended March 31, 2012, the Company incurred direct costs of $32,000 in connection with the development and enhancement of the Group Purchase Platform.  In accordance with IAD 38, Intangible Assets, the direct costs were capitalized.

Starting 2013, amortization is being recorded on a straight-line basis over the useful life of 5 years as the commercialization of the Discount This Group platform was expected to begin.   During the nine months ended September 30, 2013, the Company recorded amortization in the amount of $140,000 (September 30, 2012 - $nil).    The balance of the Discount This Group Purchase Platform as at September 30, 2013 is $796,000.

In addition, if the intellectual property is sold or licensed to a third party within the two year period following the closing date, Discount This will be entitled to an additional cash payment of 10 percent of the associated proceeds.

c)	Envision Customer List
Envision Customer List was acquired in connection with the acquisition of Envision on March 27, 2012.  The fair value of the Envision Customer List was $28,000 and was determined by an independent third party valuation (See Note 7).  Management has determined the useful life of the Envision Customer List to be 10 years.  Amortization during 2012 of $2,000 was recorded on a straight-line basis over the useful life of 10 years.  The balance of Envision Customer List as at December 31, 2012 was $26,000.

During the nine months ended September 30, 2013, the Company recorded amortization in the amount of $2,000 (September 30, 2012 - $nil).  The balance of Envision Customer List as at September 30, 2013 is $24,000.

d)	Envision Trade Name
Envision Trade Name was acquired in connection with the acquisition of Envision on March 27, 2012.  The fair value of the Envision Trade Name was $60,000 and was determined by an independent third party valuation (See Note 7).  The Management determined useful life of the Envision Trade Name to be 10 years.  Amortization during 2012 of $5,000 was recorded on a straight-line basis over the useful life of 10 years.  The balance of Envision Trade Name as at December 31, 2012 was $55,000.

NORTHCORE TECHNOLOGIES INC.
Notes to Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Periods Ended September 30, 2013 and 2012 (Expressed in Canadian dollars) (Unaudited)

During the nine months ended September 30, 2013, the Company recorded amortization in the amount of $4,000 (Sept. 30, 2012 - $nil).   The balance of Envision Trade Name as at September 30, 2013 was $51,000.

e)	Kuklamoo Technology
Kuklamoo Technology was acquired in connection with the acquisition of Kuklamoo on March 27, 2012.  The fair value of the Kuklamoo Technology of $48,000 was determined by an independent third party valuation (See Note 7).  Management has determined the useful life of the Kuklamoo Technology to be 5 years.  Amortization during 2012 of $7,000 was recorded on a straight-line basis over the useful life of 5 years.  The balance of Kuklamoo Technology as at December 31, 2012 was $41,000.

During the nine months ended September 30, 2013, the Company recorded amortization in the amount of $7,000 (September 30, 2012 - $nil).  The balance of Kuklamoo Technology as at September 30, 2013 was $34,000

7.	ACQUISITION OF BUSINESSES

On March 27, 2012, the Company acquired 100 percent of the outstanding shares of Envision, a specialist in the delivery of content management solutions. As part of the same transaction, the Company also acquired from common shareholders, 85 percent of the outstanding shares of Kahootkids! Inc. (operating as “Kuklamoo”), a group discount and community portal targeting young families with children.

The purchase price was satisfied by the issuance of 7,778,000 common shares valued at $933,000 based on the Company’s closing share price of $0.12 on March 27, 2012.  In addition, a cash payment of $100,000 was paid at closing, with the remaining $200,000 to be paid over the next two years, subject to achieving specific performance criteria as set out by the Company.  IFRS 3, Business Combinations, requires the contingent cash payment to be measured at fair value as at the acquisition date.  The Company has determined the fair value of the contingent cash payment at inception to be $134,000 (current portion of $71,000 and long-term portion of $63,000)  based on a discount rate of 13 percent and 80 percent probability of the performance criteria being satisfied.

During the nine months ended September 30, 2013, the Company recorded $56,000 in connection with year one performance targets and accrued $62,000 towards year two performance targets.

The consideration transferred and acquisition date fair values assigned to Envision and Kuklamoo’s assets acquired and liabilities assumed are as follows:

NORTHCORE TECHNOLOGIES INC.
Notes to Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Periods Ended September 30, 2013 and 2012 (Expressed in Canadian dollars) (Unaudited)

Total Purchase Price:
Amount
(in thousands)
Cash	$100
Common shares (7,778,000 at $0.12 per share)	933
Net present value of estimated future payments	134
Total Purchase Price	$1,167

Acquisition Date Fair Values:
Amount
(in thousands)
Cash	$3
Short-term investments	40
Accounts receivable	79
Deposits and prepaid expenses	15
Capital assets	8
Accounts payable	(101)
Accrued liabilities	(33)
Deferred revenue	(35)
Deferred tax liability	(36)
Total net assets	(60)
Envision customer list (Note 6 (c))	28
Envision trade name (Note 6 (d))	60
Kuklamoo technology (Note 6 (e))	48
Goodwill	1,091
Total Purchase Price	$1,167

Envision’s customer base, technological expertise and geographic reach are all consistent with Northcore’s stated objectives of expansion within the Social Commerce arena.

Goodwill of $1,091,000 represents the excess of purchase price over the fair values of net assets acquired, none of which is deductible for tax purposes. The fair values of Envision Customer List and Trade Name in the amount of $28,000 and $60,000, respectively, and Kuklamoo technology in the amount of $48,000 were determined by independent third party valuation of the fair values of assets acquired and liabilities assumed.  Acquisition related costs in the amount of $25,000 were expensed as incurred.

During the quarter ended June 30, 2012, the Company acquired the remaining 15 percent of Kuklamoo.  As consideration, the Company agreed to pay 15 percent of the cumulative profits of Kuklamoo in the event of sale of Kuklamoo to a third party.  No provision has been recorded for this contingent consideration.

NORTHCORE TECHNOLOGIES INC.
Notes to Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Periods Ended September 30, 2013 and 2012 (Expressed in Canadian dollars) (Unaudited)

8.	PROMISSORY NOTE

During the nine months ended September 30, 2013, the Company issued a senior secured promissory note in the amount of $85,000.  The note bears interest at 12 percent, is due on demand and is to be secured by a general security agreement.

DEBENTURE

During the nine months ending September 2013, the Company issued a Series O convertible debenture with a term of 1 year, at a 12 percent per annum interest rate accruing to the earlier of conversion or maturity, with the option to convert principal to common shares of the Company at a conversion price of $0.015 per share. The debenture raised cash amounting to $160,000 and vendor account settlements of $61,000, for total debenture value of $221,000.

9.	WARRANTS

a)	The following table summarizes the transactions within warrants.

	Number	Amount
(in thousands of warrants and dollars)
Opening balance – January 1, 2013	5,665	$273
Warrants expired (Note 9 (b))	(5,665)	(273)
Closing balance – September 30, 2013	-	$-

b)	During the quarter ended March 31, 2013, 2,765,000 warrants (book value of $73,000) in connection with the Series L Notes expired unexercised and were accordingly cancelled.

During the quarter ended June 30, 2013,  2,900,000 warrants (book value of $200,000) in connection with an Equity Private Placement in June of 2011 expired unexercised and were accordingly cancelled.

10.	STOCK OPTIONS

a)	The following table summarizes the transactions within stock options.

	Number	Amount
(in thousands of options and dollars)
Opening balance, January 1, 2013	19,499	$4,099
Granted (Note 10 (b))	18,000	-
Cancelled	(5,342)	-
Stock-based compensation expense	-	116
Closing balance – September 30, 2013	32,157	$4,215
Exercisable	25,046

b)
During the nine months ended September 30, 2013, the Company granted 18,000,000 stock options to employees, officers and directors of the Company.  The weighted average grant date fair value of $0.01 per option was valued using the Cox-Rubinstein binomial valuation model with the following assumptions: volatility of 109 percent based on a historical trend of five years, a risk free interest rate of 1.21 percent, a maturity of five years, share price of $0.02 and a dividend yield of nil.

NORTHCORE TECHNOLOGIES INC.
Notes to Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Periods Ended September 30, 2013 and 2012 (Expressed in Canadian dollars) (Unaudited)

c)
During the quarter ended March 31, 2012, total proceeds of $24,000 were realized from the exercise of 250,000 stock options (book value of $16,000) at an average exercise price of $0.10.  The average trading price at the time of exercise of these options was $0.11.

11.	REVENUES

Revenues are comprised of the following:

	Three Months Ended Sept. 30,		Nine Months Ended Sep 30,
	2013	2012	2013	2012
	(in thousands)
Services	$146	$288	$568	$806
Hosting fees	47	99	205	226
	$193	$387	$773	$1,032

12.	SUPPLEMENTAL CASH FLOWS INFORMATION

The following table sets forth the changes in non-cash working capital items resulting from the inflow (outflow) of cash in the period.

	Nine Months Ended Sept. 30,
	2013	2012
	(in thousands)
Accounts receivable	$58	$55
Deposits and prepaid expenses	4	(21)
Accounts payable	132	(13)
Accrued liabilities	244	(14)
Deferred revenue	(44)	84
	$394	$91

NORTHCORE TECHNOLOGIES INC.
Notes to Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Periods Ended September 30, 2013 and 2012 (Expressed in Canadian dollars) (Unaudited)

The following table summarizes the non-cash financing activities of the Company.

	Nine Months Ended Sept. 30,
	2013	2012
	(in thousands)
Issuance of debenture	61
Issuance of common shares for acquisition of businesses	$-	$933

13.	FINANCIAL RISK FACTORS

a)  Credit Risk

The following table summarizes the aging of accounts receivable as at the reporting date.

	Sept. 30, 2013	December 31, 2012
	(in thousands)
Current	$57	$87
Past due (61-120 days)	13	46
Past due (> 120 days)	44	38
	$114	$171

The allowance for doubtful accounts recorded as at September 30, 2013 was $nil (December 31, 2012 - $nil).

b)    Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due as disclosed in Note 2 to these financial statements.  The Company’s accounts payable and accrued liabilities are due within the current fiscal year.  Envision Online Media Inc. operates as an autonomous entity, maintaining its cash flow within the subsidiary and has a long history of paying its liabilities when due from cash generated within its operations. The parent company, Northcore, continues to manage its liquidity risk by communicating with creditors, making payment installments as funds are available and reducing expenses, which includes salary deferral by management and unpaid wages to staff, and the elimination of patent related expenses for new and historical IP. While creditors are currently cooperative, there is a risk that this could change and the Company would then face legal statements of claim without the available cash to conclude settlement.

14.	TRANSACTIONS WITH RELATED PARTIES

Parties related to the Company include officers and Board members.  Unless stated otherwise, no transactions include special characteristics or terms.  Balances are generally settled in cash. These expenses have been accrued, there have been no related party cash payments made during the past year.

NORTHCORE TECHNOLOGIES INC.
Notes to Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Periods Ended September 30, 2013 and 2012 (Expressed in Canadian dollars) (Unaudited)

During the quarter ended September 30, 2013, the Company accrued consulting fees in the amount of $15,000 (September 30, 2012 - $24,000) to related parties.  During the nine months ended September 30, 2013, the Company recorded consulting fees in the amount of $45,000 (September 30, 2012 - $63,000) to related parties.

15.	EXTRA ORDINARY ITEMS

In an effort to maintain continued listing requirements of the TSX Exchange of minimum $3 million in asset value and sufficient working capital, the Company entered into a proposed transaction with Cielo Gold and Blue Horizon Industries to purchase renewable diesel IP for a 48% equity position in Northcore and to license this IP for a 50% profit share from commercialization, and sought funding to support this diversification into Cleantech IP.  While approved by Northcore’s secured creditor and shareholders at Northcore’s duly called Special and Annual Shareholders meeting held on July 23, 2013 this transaction was viewed by the TSX as a change in business and by the TSX Venture Exchange as a reverse takeover, requiring Northcore to satisfy new listing requirements for its shares to be traded on either exchange, which was not possible within the proposed transaction. This resulted in a migration of Northcore’s shares from a TSX delisting on September 27, 2013 to the NEX exchange for continued trading, termination of the proposed asset purchase transaction with Cielo, a material adverse event under the Series O Debenture Subscription Agreement and further downsizing of parent company operations.

The book value of assets transitioned that related to the historical GE and hosting services by Northcore was $7,000.  The balance of $42,000 was comprised of other non-cash accounting adjustments related to the restructuring. This extra ordinary expense of restructuring and discontinued operation resulted in $49,000 of total non-cash and non-recurring expenses in the current quarter. The financial benefit to Northcore of the restructuring was approximately $100,000 of pre-paid services that did not require refunding, plus the elimination of: ongoing costs relating to staff and hosting services to support these operations; approximately $300,000 of potential severance costs; and up to $2,000,000 of potential contingent liability for the financial consequences of business interruption.

16.  SUBSEQUENT EVENTS

Convertible Debenture Private Placement
The Company announced a private placement of $840,000 in convertible debentures on July 25, 2013. Following the material adverse change resulting from the Cielo transaction not proceeding, this private placement reduced to $221,000 of which a total of $144,000 has thus far elected to waive interest and convert full principle into equity.

NORTHCORE TECHNOLOGIES INC.
Corporate Directory

DIRECTORS T. Christopher Bulger Chairman, Interim CEO & CFO Douglas Mackenzie Board Member Jared Scharf Board Member
 CORPORATE OFFICES

Northcore Technologies Inc.
302 The East Mall, Suite 300
Toronto, Ontario, M9b 6C7

Envision Online Media Inc.
1306 Wellington St. W. Ste 401
Ottawa, Ontario
K1Y 3B2

AUDITORS

A Chan LLP
1066 West Hastings Street
Suite 1850
Vancouver, B.C.
V6E 3X2

ADDITIONAL SHAREHOLDER INFORMATION

Website:
www.northcore.com

Email:
investor-relations@northcore.com

SHARES OUTSTANDING

As at Sept. 30, 2013:
234,625,479 common shares

REGISTRAR & TRANSFER AGENT

Equity Financial Trust Company
200 University Avenue,
Suite 400
Toronto, Ontario
M5H 4H1

STOCK EXCHANGE LISTINGS

NEX
    Symbol: NTI.H
OTC Bulletin Board
 Symbol: NTLNF

© 2013 Northcore Technologies Inc.